# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: XBP Global Holdings, Inc., CIK 0001839530
CUSIP: 98400V101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6641 N. Belt Line Road, Suite 100, Irving, Texas (TX), 75063
Date of event which requires filing of this statement: 07/29/2025
Filed by CIK 0001312908
Persons authorized to receive notices and communications: Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York (NY), 10036, (212) 626-1421; Ele Klein & Adriana Schwartz, McDermott Will & Schulte LLP, 919 Third Avenue, New York, New York (NY), 10022, (212) 756-2000

## Reporting persons
- GATES CAPITAL MANAGEMENT, L.P. (CIK 0001630228): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,931,506; sole dispositive power 0; shared dispositive power 31,931,506; aggregate amount beneficially owned 31,931,506 (27.2% of the class)
- GATES CAPITAL MANAGEMENT GP, LLC (CIK 0001714043): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,931,506; sole dispositive power 0; shared dispositive power 31,931,506; aggregate amount beneficially owned 31,931,506 (27.2% of the class)
- GATES CAPITAL MANAGEMENT, INC. (CIK 0001312908): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,931,506; sole dispositive power 0; shared dispositive power 31,931,506; aggregate amount beneficially owned 31,931,506 (27.2% of the class)
- JEFFREY L. GATES (CIK 0001394416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,931,506; sole dispositive power 0; shared dispositive power 31,931,506; aggregate amount beneficially owned 31,931,506 (27.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: XBP Global Holdings, Inc.
Address of issuer's principal executive offices: 6641 N. Belt Line Road, Suite 100, Irving, Texas (TX), 75063

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Gates Capital Management, L.P., a Delaware limited partnership ("Gates Capital"), with respect to the shares of Common Stock held by ECF Value Fund, L.P., a Delaware limited partnership, ECF Value Fund II, L.P., a Delaware limited partnership, and ECF Value Fund International Master, L.P., a limited partnership formed under the laws of the British Virgin Islands (collectively, the "Gates Capital Funds"), as to which Gates Capital serves as investment manager;

(ii) Gates Capital Management GP, LLC, a Delaware limited liability company (the "General Partner"), which is the general partner of Gates Capital, with respect to the shares of Common Stock directly held by the Gates Capital Funds;

(iii) Gates Capital Management, Inc., a Delaware corporation (the "Corporation"), which is the managing member of the General Partner, with respect to the shares of Common Stock directly held by the Gates Capital Funds; and

(iv) Jeffrey L. Gates, a United States citizen, who serves as the President of the Corporation, with respect to the shares of Common Stock directly held by the Gates Capital Funds.

Set forth in the attached Annex A and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Persons (collectively, the "Covered Persons"), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.
Residence or business address: The business address of each of Gates Capital, the General Partner, the Corporation and Mr. Gates is c/o Gates Capital Management, Inc., 1177 Avenue of the Americas, 46th Floor, New York, New York 10036.
Present principal occupation or employment: The principal business of Gates Capital is to serve as investment manager to the Gates Capital Funds. The principal business of the General Partner is to serve as the general partner to Gates Capital. The principal business of the Corporation is the performance of investment management and advisory services. The principal business of Mr. Gates is to serve as the President of Gates Capital.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, or, to the best of their knowledge, the Covered Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Gates Capital is a Delaware limited partnership, the General Partner is a Delaware limited liability company, and the Corporation is a Delaware corporation. Mr. Gates is a United States citizen. The citizenship of each Covered Person is set forth on Annex A and incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons acquired the Common Stock reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4 of this Schedule 13D, which is hereby incorporated by reference into this Item 3.

Such shares of Common Stock are or may be held from time to time by the Gates Capital Funds in margin accounts established with their brokers or banks. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 3, 2025, Exela Technologies BPA, LLC and certain of its subsidiaries and affiliates (collectively, the "Debtors") commenced voluntary cases under Chapter 11 of Title 11 of the United States Code ss.ss. 101-1532 (the "Chapter 11 Cases") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). On June 23, 2025, the Bankruptcy Court entered an order confirming the Debtors Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code (as amended, the "Plan"). On July 3, 2025, the Issuer entered into a Transaction Support Agreement with Exela Technologies BPA, LLC, pursuant to which the Issuer agreed to support the Plan and to take actions necessary to facilitate the restructuring transactions contemplated therein. On July 29, 2025 (the "Effective Date"), the Plan became effective.

As part of the transactions undertaken in connection with the Plan, on the Effective Date, the Gates Capital Funds received an aggregate of 31,931,506 shares of Common Stock in connection with: (i) the exchange of certain of the 11.5% First-Priority Senior Secured Notes due April 2026 (the "April 2026 Notes") issued by Exela Intermediate, LLC and Exela Finance, Inc. and (ii) Gates Capital's backstop commitments in connection with the Debtors' entry into a senior secured super-priority priming debtor-in-possession credit facility (the "DIP Facility") for an aggregate principal amount of $80 million (the "New Money Loans") and the Gates Exit Facility Agreement (as defined below).

Pursuant to the Plan, in exchange for the Gates Capital Funds' claims under the DIP Facility, on the Effective Date, the Gates Capital Funds received an aggregate of approximately $96 million principal amount of 12.000% First-Priority Senior Secured Notes due 2030 (the "Rollover Exit Notes") issued pursuant to an indenture entered into by and among Exela Technologies BPA, LLC, Exela Finance Inc., the guarantors party thereto, U.S. Bank Trust Company, National Association, as trustee, and Ankura Trust Company, LLC, as collateral agent.

Registration Rights Agreement

Pursuant to the Plan, on the Effective Date, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") granting registration rights to the certain shareholders, including the Gates Capital Funds, in respect of the Common Stock received under the Plan. The Registration Rights Agreement grants rights to the Gates Capital Funds to register the Common Stock received under the Plan, including through shelf registrations on Form S-3 or Form S-1, which the Issuer must file and maintain effective to allow resale of the shares of Common Stock on a delayed or continuous basis. The Gates Capital Funds may request demand registrations for their shares, provided the offering meets certain financial thresholds, and will be entitled to participate in piggyback takedowns when the Issuer registers its own securities or those of other shareholders. The Registration Rights Agreement includes provisions for underwritten transactions, lock-up periods restricting sales before and after offerings, and the Issuer's undertakings to facilitate registrations, cover registration expenses, and provide indemnification and contribution for liabilities arising from registration statements. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 99.1 to this Schedule 13D by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K, filed with the SEC on August 4, 2025, and is incorporated by reference herein.

Gates Exit Facility Agreement

Further, on the Effective Date, the Gates Capital Funds entered into a financing agreement (the "Gates Exit Facility Agreement"), which funded $40 million of the New Money Loans to refinance the Debtors' prepetition senior secured term loan facility, plus accrued interest, fees, and expenses, and $6 million of take-back loans provided to certain other lenders under the DIP Facility. Of the $40 million of New Money Loans provided for under the Gates Exit Facility Agreement, Gates Capital funded approximately $39 million of such loans. The foregoing description of the Gates Exit Facility Agreement does not purport to be complete and is qualified in its entirety by the full text of the Gates Exit Facility Agreement, a copy of which is included as Exhibit 99.2 to this Schedule 13D by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the SEC on August 4, 2025, and is incorporated by reference herein.

Other Matters

Pursuant to the Plan, an ad hoc group of creditors (the "Consenting Creditors"), including Gates Capital, was granted a one-time right to designate four nominees for appointment to the board of directors of the Issuer upon consummation of the Plan on behalf of all the recipients of Common Stock under the Plan, with a lead independent director selected from the independent directors by a majority vote of the directors. The four directors appointed by the Consenting Creditors were Regina Paolillo, Robert D. Pryor, Sanjay Srivastava and Randal T. Klein. In connection with the foregoing appointments, two members of the Issuer's board of directors, Martin P. Akins and J. Coley Clark, resigned effective on the Effective Date.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Nevertheless, the Reporting Persons may have discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, corporate governance and environmental and social matters related to the Issuer's business and stakeholders. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, may endeavor (i) to increase or decrease their positions in the Issuer through, among other things, the purchase or sale of the shares of Common Stock and/or other equity, debt (including, New Money Loans and/or Rollover Exit Notes), derivative securities or other instruments that are convertible into such securities, or are based upon or relate to the value of such securities or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the shares of Common Stock or other Securities without affecting the Reporting Persons' beneficial ownership of the Common Stock or other Securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon 117,516,255 shares of Common Stock outstanding as of July 29, 2025, as reported in the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as disclosed in Item 4 of this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: The Gates Capital Funds have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 4 of this Schedule 13D is incorporated by reference herein.

As of the date hereof, the Gates Capital Funds collectively own approximately $96 million aggregate principal amount of Rollover Exit Notes.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Registration Rights Agreement, dated July 29, 2025 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2025).

Exhibit 99.2 - Gates Exit Facility Agreement, dated July 29, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on August 4, 2025).

Exhibit 99.3 - Joint Filing Agreement, dated August 4, 2025.

## Signatures
- GATES CAPITAL MANAGEMENT, L.P.: /s/ Jeffrey L. Gates, By: Gates Capital Management GP, LLC, its general partner, by: Gates Capital Management, Inc., its managing member, by: Jeffrey L. Gates, President (08/04/2025)
- GATES CAPITAL MANAGEMENT GP, LLC: /s/ Jeffrey L. Gates, By: Gates Capital Management, Inc., its managing member, by: Jeffrey L. Gates, President (08/04/2025)
- GATES CAPITAL MANAGEMENT, INC.: /s/ Jeffrey L. Gates, Jeffrey L. Gates, President (08/04/2025)
- JEFFREY L. GATES: /s/ Jeffrey L. Gates, Jeffrey L. Gates (08/04/2025)